MAIL STOP 3561

December 19, 2005

Ms. Sandra K. Conklin
President
LDG, Inc.
4944B Windy Hill Drive
Raleigh, NC 27587

Re: LDG, Inc.
          Registration Statement on Form SB-2
          File No. 333-122666
          Amendment No. 3 Filed November 9, 2005

Dear Ms. Conklin,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.

General

1. We note your counsel's written response to comment no. 1, including reference to his telephone discussions with the Staff. The Staff never stated or implied during such conversations that it was "the SEC's concern that LDG could be considered a blank check company in light of the fact that all of the officers and directors were registering their shares for sale." While removing the proposed sale of shares by your officers and directors may address comments five and six from our letter of October 11, 2005, for the reasons set forth below, we disagree with your counsel's assertion that the removal of such shares from your proposed offering resolves the

issues raised in comments one, two, three, four, and seven. As a result, the Staff, as set forth more fully below, reissues comments one, two, three, four, and seven from our letter dated October 11, 2005.

Risk Factors, page 6

2.   We reissue comment three from our letter of October 11, 2005, which was a reissue of comment three from our letter of June 30, 2005. Please revise your disclosure throughout your registration statement to comply with Rule 419.

We note your counsel's definitional analysis of the issue but do not believe it addresses our previously-expressed concerns. At minimum, his response certainly does not address the quoted passage from Release No. 6932.

As stated in our letter of June 30, 2005, we note the following statements contained in various risk factors:

- "This means that there is substantial doubt that we can continue as an ongoing business without additional financing and/or generating profits…Currently, we have no plans for additional financing. We intend to rely on our revenues for all of our capital needs. If we cannot raise additional capital or generate sufficient revenues to operate profitably, we may have to suspend or cease operations." Risk Factor 1

- "We have never operated profitably…In fact, it is unlikely we will operate profitably." Risk Factor 2.

- "If we are to substantially increase our net sales, it is likely we will seek to raise additional capital…Currently we have no plans to raise additional capital. As a result, if we cannot obtain acceptable financing, we may have to suspend or cease operations."   Risk Factor 6.

In sum, your disclosure indicates that you most likely cannot "continue as an ongoing business without additional financing and/or generating profits" and yet you "have no plans to raise additional capital," you "have never operated profitably…[and] In fact, it is unlikely [you] will operate profitably" and you "may have to suspend or cease operations." In sum, your disclosure appears to indicate that you have no viable business plan.

Additionally, we note your added disclosure in this amendment that "[y]our business plan is to expand operations to an extended set of customers" and yet, even after repeated comments by the Staff on this point and four draft iterations of your registration statement, you have not clearly set forth what steps you actually have taken in order to expand operations. Indeed, your disclosure appears to indicate that you have not yet taken any steps in such direction, as exemplified by the following statement: "the primary focus of management is on <u>how to initiate</u> and evaluate the expansion activities." (page 16) Please see comment eight, below.

Section (a)(2) of Rule 419 includes within the definition of "blank check company" is a development stage company issuing penny stock that "has no specific business plan or purpose." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 6932 (April 13, 1992).

In view of the foregoing, it appears that the uncertainty surrounding your actual business plans and operations may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus, including disclosure of the reasons for this offering, the substantial doubt that your company can continue operating as a going concern, your lack of plans to raise capital, and failure to take the limited steps you disclose to be necessary to expand operations.

3. We reissue comment four from our letter of October 11, 2005: In connection with the preceding comment, we note the following passage, which has been inserted twice into your most recent amendment:

"We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies." We have a specific plan and purpose. Our business purpose is to be a provider of graphic design services to a customer base which consists primarily of corporate clients. Further, we have not indicated in any manner whatsoever, that we have plans to merge with an unidentified company or companies. As a matter of law, we are not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act."

Such statements are legal conclusions that the company is not qualified to make. Please remove such statements from your registration statement or attribute them as the opinion of counsel and have your counsel file a new consent with respect to the company's use of his name in connection with such representation.

Management's Discussion and Analysis or Plan of Operation, page 15

4. We reissue comment eight from our letter of October 11, 2005. Please expand upon your disclosure with respect to the expansion analysis you disclose is currently being carried out by Ms. Conklin. Please disclose the specific costs related to each aspect of the expansion analysis, specifically disclose which activities have been completed and which are ongoing. Additionally, please advise where such costs have been accounted for in your financial statements.

Financial Statements

Notes to financial statements

5. Provide a representation of management that all adjustments necessary for a fair statement of results for the interim period have been included. Refer to Instruction 2 to Item 310(b) of Regulation S-B.

General

6. Provide a current accountant's consent in any amendment, and update the financial statements as required by Item 310(g) of Regulation S-B.

Recent Sales of Unregistered Securities, page 46

7. We reissue comment 14 from our letter of October 11, 2005, which was a reissue of comment 14 from our letter of June 30, 2005, which was a reissue of comment 49 from our letter of March 14, 2005. Please disclose the facts and circumstances relied upon to make the exemption available for each transaction. See Item 701(d) of Regulation S-B. We note that your counsel has provided a blanket description covering all transactions but, again, that is not what we seek. As noted in our previous three comment letters, we are asking for the "facts and circumstances relied upon to make the exemption available for each transaction" as required by Item 701(d).

8. In connection with the preceding comment, please advise the Staff as to the basis of your disclosure that "52 of the 52 investors were accredited and 0 of the 52 investors were unaccredited. No sales were made to any minors." It appears that Kelly Sambrick is a student at Millbrook High School.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: Conrad C. Lysiak
        Fax: (509) 747-1770